Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of February, 2009	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

For Immediate Release

February 23, 2009

Grupo Radio Centro Reports Fourth Quarter and Year- End Results for the period Ended December 31, 2008

Mexico City, February 23, 2009 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operation for the fourth quarter and year ended December 31, 2008. All figures were prepared in accordance with the Mexican Financial Reporting Standards (“MFRS”) issued by the Mexican Board for Research and Development of Financial Information Standards.

Fourth Quarter Results

Broadcasting revenue for the fourth quarter of 2008 was Ps. 231,342,000, representing an increase of 15.0% compared to the Ps. 201,177,000 reported in the fourth quarter of 2007. This increase was mainly attributable to higher advertising expenditures by the Company’s clients, who purchased more airtime in the fourth quarter of 2008 compared to the same period of 2007.  This was a result of a highly competitive environment, in which the Company sought to gain market share by offering attractive sales packages, as well as increasing the size of the Company’s sales force.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the fourth quarter of 2008 were Ps. 124,842,000, representing an increase of 17.9% compared to the Ps. 105,869,000 reported in the fourth quarter of 2007. This increase was primarily due to increased expenses related to expanded advertising campaigns undertaken by the Company during the fourth quarter of 2008 and higher sales commissions paid to the Company’s sales force as a result of the increase in advertising sales.  In addition, we had an increase in costs payable in U.S. dollars due to the depreciation of the Mexican peso against the U.S. dollar in the fourth quarter of 2008, specifically with regard to the five-year renewal of our agreement to operate XHFO-FM and the rental payments related to such operation.

For the fourth quarter of 2008, the Company reported broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 106,500,000, an 11.7% increase compared to the Ps. 95,308,000 reported in the fourth quarter of 2007. This increase in broadcasting income was mainly attributable to the increase in broadcasting revenue described above.

Depreciation and amortization expenses for the fourth quarter of 2008 were Ps. 7,944,000, a 2.9% increase compared to the Ps. 7,720,000 reported in the fourth quarter of 2007.

The Company’s corporate, general and administrative expenses were Ps. 4,461,000 in the fourth quarter of 2008, a decrease of 6.8% compared to the Ps. 4,789,000 reported in the fourth quarter of 2007.

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2008 and Year-end Results

The Company reported operating income of Ps. 94,095,000 in the fourth quarter of 2008, a 13.6% increase compared to the Ps. 82,799,000 in operating income reported in the fourth quarter of 2007. This increase was due to the increased broadcasting revenue during the fourth quarter 2008 compared to the fourth quarter of 2007, as described above.

During the fourth quarter of 2008, other expenses, net, were Ps. 17,539,000, a 27.6% increase compared to the Ps. 13,743,000 reported in the fourth quarter of 2007. This increase was mainly attributable to higher legal expenses during the fourth quarter of 2008 compared to the same period of 2007.

The Company’s comprehensive financing cost in the fourth quarter of 2008 was Ps. 1,825,000 compared to the Ps. 679,000 reported in the fourth quarter of 2007. This increase was mainly attributable to higher fees payable in U.S. dollars under our undrawn credit facility in the fourth quarter of 2008 compared to the fourth quarter of 2007

For the fourth quarter of 2008, the Company reported income before taxes of Ps. 74,731,000, an increase of 9.3% compared to the Ps. 68,377,000 reported in the fourth quarter of 2007, primarily from the increase in broadcasting income during the fourth quarter of 2008, as described above.

The Company recorded income taxes of Ps. 17,038,000 in the fourth quarter of 2008, a decrease of 25.7% compared to the Ps. 22,923,000 recorded in the fourth quarter of 2007 due to certain fiscal deductions taken for tax purposes.

As a result of the foregoing, the Company’s net income for the fourth quarter of 2008 was Ps. 57,693,000, an increase of 26.9% compared to net income of Ps. 45,454,000 reported in the fourth quarter of 2007.

Twelve-Month Results

For the year ended December 31, 2008, broadcasting revenue was Ps. 735,105,000, representing a 12.3% increase compared to the Ps. 654,760,000 reported in the same period of 2007. The increase in broadcasting revenue was mainly attributable to an increase in advertising expenditures by the Company’s clients, who purchased more airtime during 2008 than 2007.  This was the result of a highly competitive environment, in which the Company sought to gain market share by offering attractive sales packages, as well as increasing the size of its sales force.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2008 were Ps. 452,350,000, an increase of 7.2% compared to the Ps.  421,970,000 reported in 2007. This increase was primarily due to (i) expenses related to extensive advertising campaigns undertaken by the Company; (ii) higher sales commissions to the Company’s sales force, as a result of the increase in broadcasting revenues; and (iii) higher expenses related to the Company’s market research in 2008 compared to 2007.

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the year ended December 31, 2008 was Ps. 282,755,000, an increase of 21.5% compared to the Ps. 232,790,000 reported 2007. This increase was mainly attributable to the increase in broadcasting revenue, as described above.

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2008 and Year-end Results

Depreciation and amortization expenses for the year ended December 31, 2008 were Ps. 31,720,000, a decrease of 5.8% compared to the Ps. 33,687,000 reported in 2007. This decrease was due to the Company no longer recording depreciation on certain Company assets whose useful lives have ended.

The Company’s corporate, general and administrative expenses for the year ended December 31, 2008 were Ps. 14,461,000, a 2.1% decrease compared to the Ps. 14,774,000 reported in 2007.

As a result of the foregoing, the Company reported operating income of Ps. 236,574,000 for the year ended December 31, 2008, a 28.3% increase compared to the Ps. 184,329,000 reported in 2007.

Other expenses, net, for the year ended December 31, 2008 were Ps. 56,880,000, a 24.2% increase compared to the Ps. 45,806,000 reported in 2007. This increase was mainly attributable to higher legal expenses during 2008 compared to 2007.

The Company’s comprehensive financing cost for 2008 was Ps. 7,678,000, a 31.2% increase compared to the Ps. 5,850,000 reported in 2007. This increase was mainly due to fees paid in connection with the amendment of the Company’s credit facility in 2008.  The increase in comprehensive financing cost was partially offset by the fact that the Company did not record a loss on its net monetary position in 2008 (due to a change in MFRS regarding inflation accounting), as compared to a loss on net monetary position of Ps. 3,477,000 recorded in 2007.

For the year ended December 31, 2008, the Company reported income before taxes of Ps. 172,016,000, a 29.7% increase compared to the Ps. 132,673,000 reported in 2007, mainly due to an increase in broadcasting revenue, as described above.

The Company recorded income taxes of Ps. 45,251,000 for the year ended December 31, 2008, compared to Ps. 41,554,000 recorded in 2007, primarily due to higher taxable income.

As a result of the foregoing, the Company reported net income of Ps. 126,765,000 for the year ended December 31, 2008, an increase of 39.1% compared to net income of Ps. 91,119,000 reported in 2007.

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2008 and Year-end Results

Company Description

Grupo Radio Centro owns and/or operates 14 radio stations. Of these 14 radio stations, Grupo Radio Centro operates 11 in Mexico City. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual or future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

RI Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 7018	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2008 and Year-end Results

GRUPO RADIO CENTRO, S.A.B. DE C.V. CONSOLIDATED AUDITED BALANCE SHEETS as of December 31, 2008 and 2007 (1) (figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $") (2)

	December 31,
	2008		2007
	U.S. $ (2)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments	6,727	93,054	167,011

Accounts receivable:
Broadcasting, net	21,768	301,101	195,707
Other	450	6,225	4,663
Prepaid taxes	217	3,007	0
	22,435	310,333	200,370

Prepaid expenses	2,760	38,179	33,360
Total current assets	31,922	441,566	400,741

Property and equipment, net	33,620	465,034	461,555
Deferred charges, net	351	4,850	6,047
Excess of cost over book value of net assets of subsidiaries, net	59,924	828,863	828,863
Other assets	240	3,325	3,239
Total assets	126,057	1,743,638	1,700,445

LIABILITIES
Current:
Advances from customers	10,305	142,543	124,418
Suppliers and other accounts payable	4,872	67,388	55,420
Taxes payable	1,363	18,859	50,847
Total current liabilities	16,540	228,790	230,685

Long-Term:
Reserve for labor liabilities	4,358	60,276	58,605
Deferred taxes	1,575	21,782	5,130
Total liabilities	22,473	310,848	294,420

SHAREHOLDERS' EQUITY
Capital stock	81,724	1,130,410	1,130,410
Cumulative earnings	18,639	257,818	231,098
Reserve for repurchase of shares	3,169	43,837	43,837
Majority shareholders' equity	103,532	1,432,065	1,405,345
Minority interest	52	725	680
Total shareholders' equity	103,584	1,432,790	1,406,025
Total liabilities and shareholders' equity	126,057	1,743,638	1,700,445

(1)
Amounts for the fourth quarter 2007 are expressed in Mexican pesos with purchasing power as of December 31, 2007.
As a result of a change in MFRS for periods beginning in 2008, we have not prepared 2008 amounts using inflation accounting or re-expressed 2007 amounts as of December 31, 2008.

(2)
Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 13.832 per U.S. dollar, the noon buying rate for Mexican pesos on December 31, 2008 as published by Federal Reserve Bank of New York.

Grupo Radio Centro, S.A.B. de C.V.
Fourth Quarter 2008 and Year-end Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED AUDITED STATEMENTS OF INCOME
for the three-month and twelve-month periods ended December 31, 2008 and 2007 (1)
(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(2), except per Share and per ADS amounts)

	4th Quarter			Accumulated 12 months
	2008		2007	2008		2007
	U.S. $ (2)	Ps.	Ps.	U.S. $ (1)	Ps.	Ps.

Broadcasting revenue (3)	16,725	231,342	201,177	53,145	735,105	654,760
Broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses	9,026	124,842	105,869	32,703	452,350	421,970
Broadcasting income	7,699	106,500	95,308	20,442	282,755	232,790

Depreciation and amortization	574	7,944	7,720	2,293	31,720	33,687
Corporate, general and administrative expenses	323	4,461	4,789	1,045	14,461	14,774
Operating income	6,802	94,095	82,799	17,104	236,574	184,329

Other expenses, net	(1,268)	(17,539)	(13,743)	(4,112)	(56,880)	(45,806)

Comprehensive financing cost:
Interest expense	(165)	(2,276)	(755)	(606)	(8,376)	(2,767)
Interest income (3)	(2)	(34)	(85)	16	228	399
(Loss) Gain on foreign currency exchange, net	35	485	(12)	34	470	(5)
(Loss) Gain on net monetary position (4)	0	0	173	0	0	(3,477)
	(132)	(1,825)	(679)	(556)	(7,678)	(5,850)
Income before income taxes	5,402	74,731	68,377	12,436	172,016	132,673

Income taxes	1,232	17,038	22,923	3,271	45,251	41,554
Net income	4,170	57,693	45,454	9,165	126,765	91,119

Net income applicable to:
Majority interest	4,169	57,673	45,443	9,162	126,720	91,098
Minority interest	1	20	11	3	45	21
	4,170	57,693	45,454	9,165	126,765	91,119

Net income per Series A Share (5)				0.0563	0.7790	0.5598
Net income per ADS (5)				0.5067	7.0110	5.0382
Weighted average common shares outstanding (000's) (5)					162,725	162,725

(1)
Amounts for the fourth quarter 2007 are expressed in Mexican pesos with purchasing power as of December 31, 2007.
As a result of a change in MFRS for periods beginning in 2008, we have not prepared 2008 amounts using inflation accounting or re-expressed 2007 amounts as of December 31, 2008.

(2)
Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 13.832 per U.S. dollar, the noon buying rate for Mexican pesos on December 31, 2008, as published by Federal Reserve Bank of New York.

(3)
Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the fourth quarter of 2008 and 2007 was Ps. 2,130,000 and Ps. 1,848,000, respectively. Interest earned and treated as broadcasting revenue for the twelve months ended December 31, 2008 and 2007 was Ps. 6,510,000 and Ps. 3,333,000, respectively.

(4)
As a result of a change in MFRS for periods beginning in 2008, we will no longer use inflation accounting unless the economic enviroment is "inflationary", as defined by MFRS. Since the economic enviroment was not inflationary in the fourth quarter 2008, we have not reported gain (loss) on net monetary position for this period.

(5)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V.
(Registrant)

Date: February 23, 2009	By:	/s/ Pedro Beltrán Nasr
		Name:	Pedro Beltrán Nasr
		Title:	Chief Financial Officer